Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025

TABLE OF CONTENTS
Q3 2025 PERFORMANCE HIGHLIGHTS
ABOUT DENISON
RESULTS OF CONTINUING OPERATIONS
Wheeler River Uranium Project
Evaluation Pipeline Properties
LIQUIDITY AND CAPITAL RESOURCES
ADDITIONAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 6, 2025 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2025. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2024. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedarplus.ca (‘SEDAR+’) and the United States at www.sec.gov/edgar (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2025 PERFORMANCE HIGHLIGHTS

■
Production Begins at McClean Lake North using SABRE Mining

In July 2025, the McClean Lake Joint Venture (‘MLJV’) announced the successful start of uranium mining operations at the McClean North deposit using the joint venture’s patented Surface Access Borehole Resource Extraction (‘SABRE’) mining method. Since the start of commercial production, on a 100% basis, 2,063 tonnes of high-grade ore has been extracted (Denison’s share: 464 tonnes). During the third quarter of 2025, 85,235 pounds of U3O8 (Denison’s share: 19,178 pounds of U3O8) were produced at an average operating cash cost of finished goods of approximately $27 per pound U3O8 (approximately US$19 per pound U3O8).

■
Completed US$345 Million Convertible Senior Notes Offering

On August 15, 2025, the Company completed its offering of ‘US-Style’ convertible senior unsecured notes due September 15, 2031 (the ‘Notes‘) for an aggregate principal amount of US$345 million. The Notes bear a cash interest coupon rate of 4.25% per annum payable semi-annually in arrears on March 15th and September 15th of each year, beginning March 15, 2026. The initial conversion rate for the Notes is 342.9355 common shares of Denison (‘Shares‘) per US$1,000 principal amount of Notes, equivalent to an initial conversion price of approximately US$2.92 per Share (approximately 35% premium to the closing price of the Shares at the time of pricing on August 12, 2025). The effective conversion price of the Notes is increased up to US$4.32 per Share (~100% premium to the closing price of the Shares at the time of pricing on August 12, 2025) after giving effect to the capped call overlay option strategy deployed by the Company, whereby Denison purchased cash-settled call options with a strike price equal to the initial conversion price of the Notes (US$2.92) and a cap price of US$4.32 (the ‘Capped Calls’). The purchase price for the Capped Calls was approximately US$35.4 million.

Conversions of the Notes may be settled in Shares, cash, or a combination of Shares and cash, at Denison's election. Additionally, Denison will have the right to redeem the Notes in certain circumstances and will be required to repurchase the Notes upon the occurrence of certain events. The Notes may only be converted by holders prior to June 15, 2031 in certain circumstances, and may be converted by holders after June 15, 2031. The Notes will mature on September 15, 2031. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company's uranium development projects, including to fund the construction of the planned Phoenix In Situ Recovery (‘ISR’) operation situated on the Wheeler River Property (‘Wheeler River’) and for general corporate purposes.

■
Advanced Regulatory Approval Process for Phoenix with Provincial Approval of Environmental Assessment and Completion of Part I of Federal Commission Hearing

In July 2025, Denison received Ministerial approval under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Phoenix ISR Project and subsequently submitted the Provincial application to Construct a Pollutant Control Facility. A Pollutant Control Facility Permit is required for the construction of the mining and processing components of the facility and is anticipated to be issued prior to the completion of the federal regulatory approval process.

On October 8, 2025, Denison participated in the first part of the Canadian Nuclear Safety Commission (the ‘Commission’) public hearing (the ‘Hearing’). The Hearing, conducted in two parts, represents the final step in the federal approvals process to obtain the Federal Environmental Assessment (‘EA’) approval and the Federal License to Prepare the Site & Construct (the ‘License’) for the proposed Phoenix ISR operation. Following the multi-year review period, the Commission staff have recommended the Commission grant an EA approval and the Licence to allow Denison to proceed with construction of the Wheeler River Project. The final Hearing is scheduled during the week of December 8, 2025. The Commission is expected to render a decision on the EA and License in early 2026.

■
Achieved Approximately 85% Completion of Total Engineering for Phoenix

Detailed design engineering for the planned Phoenix ISR mine commenced in early 2024 and continues to be on track for substantial completion prior to the commencement of construction, which is currently expected to occur following a final investment decision (‘FID’) during the first half of 2026.

Total engineering is significantly advanced with approximately 85% estimated to be completed by the date of this MD&A, including most scopes planned for the first year of construction at or approaching 100% total engineering.

MANAGEMENT’S DISCUSSION & ANALYSIS

Principal engineering deliverables for scopes related to the second year of construction are expected to be approaching substantial completion by the end of 2025.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, a Feasibility Study (‘FS’) was completed for a Phoenix ISR mining operation (‘Phoenix FS’), and an update to the 2018 Pre-Feasibility Study (‘PFS’) was completed for the Gryphon deposit as a conventional underground mining operation (the ‘Gryphon Update’). Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world.

Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval in July 2025 of the project’s EA by the Province of Saskatchewan and commencement in October 2025 of the Canadian Nuclear Safety Commission Hearings for Federal approval of the EA and project construction license. The Hearing is scheduled to continue and be concluded during the week of December 8, 2025.

Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes unmined uranium deposits (with mining at McClean North deposit via the MLJV’s SABRE mining method having commenced in July 2025 using the MLJV’s SABRE mining method) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Main and Midwest A deposits held by the Midwest Joint Venture (‘MWJV’), and a 70.55% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake Property (‘Waterbury’). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, the Company has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (‘JCU’), Denison holds further interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

SELECTED FINANCIAL INFORMATION

(in thousands)	As at September 30, 2025	As at December 31, 2024

Financial Position:
Cash and cash equivalents	$471,258	$108,518
Working capital(1)	$462,668	$94,334
Investments in uranium	$216,901	$231,088
Property, plant and equipment	$280,587	$259,661
Total assets	$1,107,175	$663,613
Total long-term liabilities(2)	$662,520	$65,400
(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities. Working capital as at September 30, 2025, excludes $4,517,000 from the current portion of deferred revenue (December 31, 2024 – $4,501,000).
(2)
Predominantly comprised of the Notes (including the fair value of the Embedded Derivatives, the non-current portion of deferred revenue, and non-current reclamation obligations. The Notes have a face value of US$345,000,000. Had the Notes matured at September 30, 2025, the settlement amount would be US$345,000,000 ($480,275,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION
	2025	2025	2025	2024
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$1,045	$1,276	$1,375	$1,170
Net (loss) earnings	$(134,965)	$12,498	$(43,534)	$(29,502)
Adjusted net (loss) earnings(1)	$(8,254)	$12,498	$(43,534)	$(29,502)
Basic and diluted (loss) earnings per share	$(0.15)	$0.01	$(0.05)	$(0.03)
Adjusted basic and diluted (loss) earnings per share(1)	$(0.01)	$0.01	$(0.05)	$(0.03)

Discontinued Operations:
Net earnings	$-	$-	$-	$-
Basic and diluted earnings per share	$-	$-	$-	$-
	2024	2024	2024	2023
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Continuing Operations:
Total revenues	$695	$1,326	$832	$1,092
Net (loss) earnings	$(25,767)	$(16,441)	$(19,880)	$34,627
Adjusted net (loss) earnings(1)	$(25,767)	$(16,441)	$(19,880)	$34,627
Basic and diluted (loss) earnings per share	$(0.03)	$(0.02)	$(0.02)	$0.04
Adjusted basic and diluted (loss) earnings per share(1)	$(0.03)	$(0.02)	$(0.02)	$0.04

Discontinued Operations:
Net (loss) earnings	$-	$471	$-	$(150)
Basic and diluted (loss) earnings per share	$-	$0.00	$-	$(0.00)

(1)
Earnings and earnings per share have been adjusted to exclude the fair value movements on the embedded conversion and redemption features in the Notes as well as the fair value movements on the Capped Call Options. Both the Notes and the Capped Call options were issued/acquired in the third quarter of 2025. The unrealized fair value movements on the embedded conversion and redemption features in the long-term Notes are primarily driven by changes in the Company’s share price; however, such changes in the share price do not necessarily result in any additional cash or share consideration being owed upon settlement beyond the total of (i) the face value of the Notes and (ii) the proceeds from the exercise of the Capped Call options. Due to the addition of the Capped Calls, the effective amount owed upon settlement of the Notes will not increase until the Company’s share price exceeds US$4.32 (a 100% increase in the share price from the date of the pricing of the transaction).

Significant items causing variations in quarterly results

●
The Company’s revenues include a draw-down of deferred toll milling revenue, the rate of which fluctuates due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. See RESULTS OF OPERATIONS below for further details.
●
Exploration expenses are generally largest in the first and third quarters due to the timing of the winter and summer exploration seasons in northern Saskatchewan.
●
Evaluation expenses have been increasing over the past eight quarters as the Company advances towards an FID for Phoenix.
●
Other income and expense fluctuate due to changes in the fair value of the Company’s investment in equity instruments, convertible debenture investment, and physical uranium, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share and commodity prices. The Company’s uranium investments and Notes are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. Additionally, fair value adjustments of the Company’s Notes issued in the third quarter of 2025 add volatility to other income and expenses. See OTHER INCOME below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada, with a 77.5% interest, and Denison, with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three and nine months ended September 30, 2025, the McClean Lake mill processed 4.2 million and 14.3 million pounds U3O8, respectively for the CLJV (September 30, 2024 – 2.7 million and 12.2 million pounds U3O8) and Denison recorded toll milling revenue of $1,045,000 and $3,696,000, respectively (September 30, 2024 – $695,000 and $2,853,000). The increase in toll milling revenue in the quarter compared to the prior year period is primarily due to the increase in production in the current period compared to the prior period. The increase in toll milling revenue in the nine month period ended September 30, 2025 compared to the prior year is due to both the increase in production in the current period as well as a $113,000 positive non-cash cumulative accounting adjustment recorded to reflect an update to the Cigar Lake mineral resource estimate (September 30, 2024 - $207,000 negative non-cash cumulative accounting adjustment).

During the three and nine months ended September 30, 2025, the Company also recorded accounting accretion expense of $719,000 and $2,116,000, respectively, on the toll milling deferred revenue balance (September 30, 2024 – $749,000 and $2,310,000). Annual accretion expense will decrease over the life of the agreement, as the deferred revenue liability decreases over time, and fluctuations may occur due to the change in the timing of the estimated CLJV toll milling activities discussed above. During the nine months ended September 30, 2025, an adjustment of $41,000 was recorded to decrease life-to-date accretion expense as a result of an update to the Cigar Lake mineral resource estimate (September 30, 2024 - $63,000 adjustment to increase life-to-date accretion expense).

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, costs relating to Denison’s legacy mine sites in Elliot Lake, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three and nine months ended September 30, 2025, were $1,209,000 and $3,818,000, respectively (September 30, 2024 – $1,030,000 and $3,617,000).

Included in operating expenses, is depreciation expense relating to the McClean Lake mill of $646,000 and $2,239,000, for the three and nine months ended September 2025, respectively (September 30, 2024 – $435,000 and $1,928,000), as a result of processing 4.2 million and 14.3 million pounds U3O8 for the CLJV in the applicable period (September 30, 2024 – 2.7 million and 12.2 million pounds U3O8). Also included in operating expenses are costs related to the Company’s Elliot Lake legacy mine sites of $267,000 and $777,000, respectively (September 30, 2024 – $358,000 and $1,048,000), and development costs of the MLJV and other operating costs of $296,000 and $802,000, respectively (September 30, 2024 – $236,000 and $640,000).

In 2024, the MLJV began construction to prepare the McClean North site for SABRE mining, including the completion of access holes for eight SABRE mining cavities planned for extraction in 2025. In July 2025, the MLJV announced that active mining had commenced at McClean North, and the site achieved commercial production.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table provides a financial and operational review of the McClean North site for SABRE mining

Operational Results for the Nine Months Ended September 30, 2025
	Units	100% Basis	Denison's 22.5% Share
Ore Mined	Tonnes	2,063	464
Average grade	% U3O8	12.11	12.11
Stockpiled Production	lbs U3O8	54,177	122,440
Millfeed	lbs U3O8	104,472	23,506
Finished Goods	lbs U3O8	85,236	19,176

Financial Results for the Nine Months Ended September 30, 2025
Denison's 22.5% Share
Opening Inventory	$-

Mining operating cash costs	$2,407,000
Milling operating cash costs	$286,000
Total operating cash costs absorbed to inventory	$2,693,000

Total non-cash costs absorbed to inventory	$1,466,000

Costs of goods sold	$-

Closing Inventory (including stockpile, ore-in-circuit, and uranium concentrates)	$4,159,000

No sales were made in the three and nine months ended September 30, 2025. The average cash operating cost of finished goods produced are approximately $27 per pound U3O8.

Mine operating costs per pound U3O8 extracted are expected to increase through the remainder of 2025, as mining activities move to lower grade mine cavities.

MINERAL PROPERTY EVALUATION

During the three and nine months ended September 30, 2025, Denison’s share of evaluation expenditures was $14,015,000 and $34,151,000, respectively (September 30, 2024 – $8,577,000 and $20,986,000). The increase in evaluation expenditures, compared to the prior period, was primarily due to the continuation and acceleration of project engineering activities associated with the Phoenix detailed design engineering phase, as well as an increase in staffing levels to support the advancement of the Company’s various evaluation projects.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the evaluation activities completed during the nine months ended September 30, 2025.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)

Engineering, detailed design, metallurgical testing, Feasibility Field Test (‘FFT’) monitoring, 2025 Gryphon field program activities, 2025 Phoenix field activities, environmental and sustainability activities.

Waterbury Lake	70.55%(2)	2025 field activities and progression of a PFS for the THT deposit.
Midwest	25.17%	2025 field programs and completion of a preliminary economic assessment (‘PEA’) for Midwest Main deposit.
Kindersley Lithium Project (‘KLP’)	Earn-in(3)	Progression of a PFS for the KLP.

Notes
(1)
The Company’s effective ownership interest as at September 30, 2025, including the indirect 5% ownership interest held through JCU.
(2)
Represents Denison’s ownership position as at September 30, 2025.
(3)
Pursuant to an earn-in agreement executed in January 2024, Denison can earn up to a 75% interest in the KLP through a series of options exercisable with direct payments and work expenditures. As at September 30, 2025, Denison has not yet vested an ownership interest in the project; however, it has incurred expenditures that would entitle it to vest a 30% interest in the KLP if it ceased to fund further project expenditures towards the earn-in arrangement..

Wheeler River Uranium Project

On June 26, 2023, Denison announced the results of two independently authored engineering studies: (i) the Phoenix FS completed for ISR mining of the high-grade Phoenix deposit and (ii) an updated Gryphon PFS for conventional underground mining of the basement-hosted Gryphon deposit.

The Phoenix FS confirms robust economics and the technical viability of an ISR uranium mining operation with low initial capital costs and a high rate of return.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~US$66 to US$70/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	90.9%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$2.34 billion (+150%)
Pre-tax IRR(3)	105.9%
Pre-tax payback period(5)	~10 months

Post-tax NPV8%(3)	$1.43 billion
Post-tax IRR(3)	82.3%
Post-tax payback period(5)	~11 months

Adjusted Post-tax NPV8%(3)(6)	$1.56 billion
Adjusted Post-tax IRR(3)(6)	90.0%
Adjusted Post-tax payback period(3)(6)	~10 months

Notes
(1)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023 and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.

MANAGEMENT’S DISCUSSION & ANALYSIS

(3)
NPV and IRR are calculated to the start of construction activities for the Phoenix operation and excludes $67.4 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
The Adjusted Post-tax NPV, IRR and payback period are based on the “adjusted post-tax” scenario, which includes the benefit of certain entity level tax attributes which are expected to be available and used to reduce taxable income from the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

Summary of Key Phoenix Operational Parameters (100% basis)
Mine life	10 years
Proven & Probable reserves(1)	56.7 million lbs U3O8 (219,000 tonnes at 11.7% U3O8)
First 5 years of reserves(2)	41.9 million lbs U3O8 (Average 8.4 million lbs U3O8 / year)
Remaining years of reserves	14.8 million lbs U3O8 (Average 3.0 million lbs U3O8 / year)
Initial capital costs(3)	$419.4 million
Average cash operating costs	$8.51 (US$6.28) per lb U3O8
All-in cost(4)	$21.73 (US$16.04) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Proven & Probable reserves.
(2)
The first five years is determined by reference to the 60-month period that commences at the start of operations.
(3)
Initial capital costs exclude $67.4 million in estimated pre-FID expenditures expected to be incurred before the project’s FID has been made.
(4)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The Gryphon Update is largely based on the 2018 PFS, with efforts targeted at the review and update of capital and operating costs, as well as various minor scheduling and design optimizations. The study remains at the PFS level of confidence.

Overall, the Gryphon Update demonstrates that the underground development of Gryphon is a positive potential future use of cash flows generated from Phoenix, as it can leverage existing infrastructure to provide an additional source of low-cost production.

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	US$75/lb U3O8(1) (Fixed selling price)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(3)	83.0%

Pre-tax NPV8%(3) (Change from 2018 PFS)(4)	$1.43 billion (+148%)
Pre-tax IRR(3)	41.4%
Pre-tax payback period(5)	~ 20 months

Post-tax NPV8%(3)(6)	$864.2 million
Post-tax IRR(3)(6)	37.6%
Post-tax payback period(5)(6)	~ 22 months
  Notes
(1)
Fixed selling price is based on the forecasted annual “Composite Midpoint” long-term uranium price from UxC’s Q2’2023 UMO (defined below) and is stated in constant (not-inflated) dollars. See Denison news releases dated June 26, 2023 and August 9, 2023, and the Wheeler Technical Report (defined below) for details.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Gryphon operation, and excludes $56.5 million in pre-FID expenditures.
(4)
Change from 2018 PFS is computed by reference to the same scenario from the 2018 PFS, adjusted to incorporate certain pre-FID costs for consistent comparability.
(5)
Payback period is stated as number of months to payback from the start of uranium production.
(6)
There is no “adjusted” post-tax case for Gryphon, given that the entity level tax attributes of the Wheeler River Joint Venture owners are assumed to have been fully depleted by the Phoenix operation. See Denison news release dated June 26, 2023 and the Wheeler Technical Report (defined below) for details.

MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Key Gryphon Operational Parameters (100% basis)
Mine life	6.5 years
Probable reserves(1)	49.7 million lbs U3O8 (1,257,000 tonnes at 1.8% U3O8)
Average annual production	7.6 million lbs U3O8
Initial capital costs(2)	$737.4 million
Average cash operating costs	$17.27 (US$12.75) per lb U3O8
All-in cost(3)	$34.50 (US$25.47) per lb U3O8
Notes
(1)
See Denison press release dated June 26, 2023 for additional details regarding Probable reserves.
(2)
Initial capital costs exclude $56.5 million in estimated pre-FID expenditures expected to be incurred before an FID has been made.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

At September 30, 2025, the WRJV is owned by the Company (90%) and JCU (10%). In October 2024, the WRJV Management Committee approved the findings and recommendations of the Phoenix FS, which became an Approved Development Program (‘ADP’) under the WRJV Agreement, providing the WRJV’s approval for development and construction of the project in accordance with the Phoenix FS. Denison has not yet made an FID with respect to the Phoenix project, pending project EA and License approval.

At the October 2024 WRJV Management Committee meeting, JCU abstained from voting on the Phoenix FS and ADP. In accordance with the terms of the WRJV agreement, non-support of the Phoenix FS and ADP by a participant means that such participant is no longer liable for its cost share of WRJV expenditures. As a result of JCU’s non-support through abstention, Denison has funded 100% of the project expenditures from the date of the October 2024 WRJV Management Committee meeting. The WRJV Agreement further requires that a participant who does not support an ADP must sell or transfer their interest in the project. The sale or transfer for JCU’s participating interest in the WRJV has not yet occurred and UEX Corporation (‘UEX’), as operator of JCU, has notified Denison that it does not agree that JCU’s abstention should be taken as non-support for the ADP.

Further details regarding Wheeler River, including the estimated mineral reserves and resources for Phoenix and Gryphon, are provided in the Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023 (‘Wheeler Technical Report’). A copy of the Wheeler Technical Report is available on Denison’s website and under its profile on each of SEDAR+ and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

The 2025 evaluation plan for Wheeler River included: (1) advancing detailed design engineering and long-lead procurement, (2) completing the required program documents to support licensing and permitting approval for the construction of the proposed Phoenix ISR operation, (3) advancing negotiation of additional impact benefit type agreements with interested parties, (4) planning and executing a field program, coordinated with exploration efforts, at Gryphon to collect additional information to support future evaluation assessments, and (5) commencing pre-construction EA commitments at Phoenix.

During the three and nine months ended September 30, 2025, Denison’s share of evaluation costs at Wheeler River was $11,557,000 and $27,294,000, respectively (September 30, 2024 – $7,597,000 and $18,875,000).

Engineering Activities

Metallurgical Testing

Phoenix

During the nine months ended September 30, 2025, a metallurgical test program continued at Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon, including a hybrid core leach test which is expected to provide information on leach progression during mining operations at the Phoenix deposit, and process circuit testing to optimize performance. Additionally, the Company is evaluating opportunities to increase the efficiency of the effluent treatment process and consolidation of stored gypsum precipitate, produced as a result of effluent treatment.

MANAGEMENT’S DISCUSSION & ANALYSIS

Gryphon

During the third quarter, Gryphon metallurgical testing continued using core samples collected during the Gryphon delineation drill program completed during the first half of 2025. The cores have been ground to facilitate testing of the process circuits necessary to assess downstream processing requirements of Gryphon ore.

Detailed Design Engineering

The detailed design engineering phase includes work related to the Phoenix process plant, freeze plant, electrical substation & distribution, integration of wellfield surface facilities, ponds/pads, site earthworks (including the access road to site), air strip and road design, civil piping (including firewater), overall site layout with modular building design and integration.

The engineering activities required to construct and commission the proposed Phoenix operation are advancing within expected timelines to support an FID shortly after the receipt of regulatory approvals. Total engineering is significantly advanced with approximately 85% estimated to be completed by the date of this MD&A, including most scopes planned for the first year of construction approaching 100% total engineering. Engineering on scopes of work related to the second year of construction will approach substantial completion by end of 2025, leading to the finalization of all principal engineering deliverables prior to the start of construction.

Construction plans continue to estimate an approximately 2-year timeline for construction, with the first year of construction focused on civil works to prepare the site, establishment of key electrical infrastructure, installation and commissioning of freeze wells, and completion of key concrete slabs and enclosure of the main process plant building. A summary of estimated completion of total engineering for work expected in Year 1 of construction is shown below:

Description of work package for construction work expected in Year 1	Estimated Total Engineering Completed
Civil – Ground clearing	100%
Civil – Wellfield & runoff pond, substation, camp, roads	100%
Civil – Process ponds and landfills	100%
Civil - Airstrip and Airport Road Installation	100%
Electrical – Main substation & e-house installation	95%
Freeze Plant – Freeze plant, e-house and freeze pipe installation	85%
Freeze Wells – Supply and installation	95%
Concrete Batch Plant – Supply and operation for main process plant and freeze plant area	80%
Process Plant – Pre-engineered building	75%
Permanent camp – Supply and installation	80%
Buried Utilities – Electrical and Instrumentation	90%
Telecommunication & Internet – Installation and operation	75%

Generally, the work packages completed to date have confirmed the FS design with no major deviations from plans made in prior engineering studies. Detailed engineering deliverables continue to advance within each of the core engineering disciplines (process, mechanical, civil, structural, electrical and instrumentation) showing significant advancement in principal engineering documents including design criteria, specifications, general arrangements, equipment lists, data sheets, P&ID’s, block diagrams, and control narratives. All civil drawings have reached the Issued for Construction (‘IFC’) milestones with all remaining engineering principal deliverables expected to follow by the end of 2025, ensuring that engineering is substantially complete prior to the start of construction.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following 3D model illustrates the mining and processing infrastructure for Wheeler.

Field Program

Phoenix

During the nine months ended September 30, 2025, the Company planned for and commenced field programs designed to fulfil certain pre-construction EA commitments, including drilling additional groundwater wells, to allow for the collection of additional hydrogeologic and geochemical datasets, and grouting previously utilized exploration boreholes. At the end of September 2025, the grouting program was approximately 95% complete and the groundwater well drilling was 30% complete. These programs are anticipated to be completed in the fourth quarter of 2025.

Gryphon

In addition to resource delineation efforts described in the Exploration section, supplemental field work was completed in the second quarter. The Company is currently planning engineering trade-off studies to be based on field data collected during the 2025 field programs, and intended to support a future decision to proceed to a feasibility study.

Procurement Advancement

Procurement efforts continue to progress with a total of 89 procurement packages currently assessed as required for the project. As at September 30, 2025, 25 packages have been awarded and procurement activities are in progress for a further 34 packages. Awarded packages associated with long lead electrical equipment such as the substation transformer, high voltage sub-station yard equipment, electrical switch gear, E-house electrical buildings and diesel power generators have been secured to align with anticipated construction timelines. Larger process equipment, including control systems, drum filling station, process thickeners, sand filters and centrifuges, have also been purchased.  Request for proposal packages (‘RFP’) have been issued for 14 construction services packages for early and critical works. These packages are intended to ensure Denison is ready to commence project construction upon receipt of applicable approvals.

The Company incurred $16,316,000 in expenditures on long-lead procurement items during the third quarter of 2025, and has incurred $26,599,000 in cumulative expenditures on a 100% basis. A further $43,686,000 has been committed for capital purchases as at September 30, 2025. These capital items are expected to be received over the next 6 to 24 months and represent a portion of the initial capital cost of the project.

MANAGEMENT’S DISCUSSION & ANALYSIS

Construction Planning

In 2024, third-party construction management support was onboarded to facilitate construction planning and the development of core construction documentation to guide the safe execution of project work and to meet regulatory requirements.

With the final part of the Commission Hearing scheduled for early December 2025, the construction schedule is calibrated for an anticipated start date in early 2026.

Early construction planning activities, including engagement with key northern business partners, continue to progress and construction execution schedules and construction methodologies have been developed for each key scope of work, allowing major contract tendering to progress. Negotiations have been commenced for year-1 construction scopes of work, including all civil packages, electrical substation, freeze plant and onsite camp infrastructure.

Environmental and Sustainability Activities

Environmental Assessment and Licensing Activities

In December 2024, following a two-year regulatory review process, the EIS for Phoenix was accepted by Commission staff. During the fourth quarter of 2024, the Company also received notice of technical sufficiency from Commission staff, indicating that it had fulfilled the application requirements for the Licence to Prepare for and Construct a Uranium Mine and Mill (‘Licence’).

In February 2025, the Commission Registrar set the schedule for the Commission Hearing for Wheeler River EA and License approvals. Part one of the Hearing occurred on October 8, 2025, in Gatineau Quebec. The final part of the Hearing will take place during the week of December 8, in Saskatoon, Saskatchewan, at which intervenors will have the opportunity to present their position on the Project. The Commission is expected to render a decision on the EA and License in early 2026.

The final Provincial EIS for Phoenix was submitted to the Saskatchewan Ministry of Environment (‘MOE’) in October 2024 and the public and Indigenous review period closed in early December 2024. In July 2025, Denison received Ministerial approval under The Environmental Assessment Act of Saskatchewan to proceed with the development of the Wheeler River Uranium Project. Denison acknowledges that this Ministerial approval is the subject of a judicial review application, filed by Peter Ballantyne Cree Nation (‘PBCN’) on October 28, 2025, which asserts that the Government of Saskatchewan breached its duty to consult with PBCN. Denison denies the claims made in the application. Denison values Indigenous knowledge and insight, and has and will continue to directly engage with PBCN with respect to the project.

In September 2025 Denison submitted the Application for Approval to Construct a Pollutant Control Facility under the Saskatchewan Environmental Management and Protection Act. The receipt of Provincial Pollutant Control Facility Permit represents one of the final regulatory Provincial milestones necessary for Denison to commence construction.

Community Engagement Activities

As part of ongoing engagement activities, 2025 community engagement activities included in-community meetings with residents and leadership, regular updates to all Interested Parties, and sharing of information about the forthcoming Commission Hearing. Due to wildfires in the region, several engagement activities were postponed. Denison continues to work closely with the Indigenous and non-Indigenous communities of English River First Nation, Kineepik Métis Local #9, the Northern Village of Pinehouse, the Northern Village of Ile a la Crosse, the Northern Village of Beauval, the Northern Hamlet of Cole Bay and the Northern Hamlet of Jans Bay, each of whom has provided their consent and support to the Project, to ensure leadership and residents have access to current information related to Wheeler River.

Evaluation Pipeline Properties

Waterbury Lake

In 2020, an independent PEA was completed for Waterbury, which evaluated the potential use of the ISR mining method at the THT deposit. Denison’s 2023 evaluation activities at Waterbury were designed to build upon the 2020 PEA and were highlighted by an ISR field program consisting of the installation of the first ISR test wells at THT, the completion of pump and injection testing, permeameter data collection, hydrogeological logging, metallurgical sampling, geological logging, as well as an ion tracer test. The test program results validated the amenability of the deposit to ISR mining.

MANAGEMENT’S DISCUSSION & ANALYSIS

In 2024, Denison’s work at Waterbury included: (1) metallurgical test work with core retrieved during the 2023 field program, (2) additional pump and injection tests from the ISR test wells installed in 2023, to validate year-over-year hydrogeological test results, and (3) collection of key components of environmental baseline data.

During the nine months ended September 30, 2025, a 17-hole evaluation drilling program was completed, testing for additional high-grade mineralization and collecting geological data from the THT East Pod. Metallurgical samples collected during the program were selected for additional ISR-focused test work. Results of the program are pending.

Additionally, a 9-hole drill program was completed in October 2025, assessing the hydrogeological characteristics of the THT West Pod as part of a larger ISR Project assessment. The program comprised of 5 pump/injection wells, 3 monitoring wells and one recharge well. The results of the test program are designed to inform future field and desktop programs as well as technical assessments.

The Company continues to complete desktop assessments required for the completion of the PFS, which is expected to be completed by the end of 2025.

Midwest

The MWJV is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s Waterbury Lake project. The Midwest and Waterbury deposits are all located near existing uranium mining and milling infrastructure, including provincial highways, power lines, and Denison’s 22.5% owned McClean Lake mill.

A Concept Study evaluating the potential application of the ISR mining method at Midwest was issued to the MWJV in early 2023. In 2024, an inaugural ISR field test program was undertaken at Midwest and successfully confirmed that the deposit’s hydraulic conductivity (permeability) was sufficient for ISR mining, demonstrated the effectiveness of permeability enhancement techniques, and allowed for the collection of core samples which were used to commence metallurgical test work.

During the second quarter of 2025, the Company completed a second ISR field test program at the Midwest Main deposit. The 2025 program involved the installation of a multi-well test pattern to facilitate additional hydrogeological test work as well as the deployment of certain permeability enhancement tools. The program successfully achieved its objectives: the installation of pump, injection and monitoring wells and the successful completion of a tracer test which further verified the connectivity of the formation and desired flow rates for the potential application of the ISR mining methodology.

Additionally, during the nine months ended September 30, 2025, core and column leach testing continued on key hydrogeological units of the Midwest main deposit at SRC, with a focus on lixiviant requirements and recovery curve generation. The majority of the tests are now into the post-leach characterization phase.

The results from the 2024 and 2025 field programs and technical studies have informed the results of the recently released PEA evaluating the merit of deploying ISR mining at the Midwest Main deposit.

The PEA outlines total ISR mine production (100% basis) of 37.4 million pounds U3O8 over an approximately 6-year mine life with processing at the nearby McClean Lake mill, resulting in annual average production of nearly 6.1 million pounds U3O8, an after-tax base-case NPV of $965 million, and after-tax base-case IRR of 82.7%. Key operating parameters and economic results from the PEA are summarized below:

Summary of Key Midwest Main Operational Parameters (100% basis)
Mine life	6.14 years
Potentially mineable resources(1)	37.4 million lbs U3O8 (650,000 tonnes at 2.60% U3O8)
Average annual production(2)	6.1 million lbs U3O8
Initial capital costs	$254.0 million
Average cash operating costs	$15.78 (US$11.69) per lb U3O8
All-in cost(3)	$34.80 (US$25.78) per lb U3O8
Notes
(1)
See Denison press release dated August 6, 2025 for additional details regarding estimated Mineral Resource.
(2)
Based on the estimated number of pounds U3O8 to be produced over the life of the project divided by mine life.
(3)
All-in cost is estimated on a pre-tax basis and includes all project operating costs, capital costs post-FID, and decommissioning costs divided by the estimated number of pounds U3O8 to be produced.

The PEA is preliminary in nature, includes mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, mineral resources that are not mineral reserves do not have demonstrated economic viability, and there is no certainty that the PEA will be realized.

MANAGEMENT’S DISCUSSION & ANALYSIS

Summary of Economic Results (100% Basis) – Base Case
Uranium selling price	UxC Spot Price(1) (~USD$80/lb U3O8)
Exchange Rate (US$:CAD$)	1.35
Discount Rate	8%
Operating profit margin(2)	85.4%

Pre-tax NPV8%(3)	$1.62 billion
Pre-tax IRR(3)	111.1%
Pre-tax payback period(4)	~ 6 months

Post-tax NPV8%(3)	$964.7 million
Post-tax IRR(3)	82.7%
Post-tax payback period(4)	~ 9 months
Notes
(1)
Spot price forecast is based on “Composite Midpoint” scenario from UxC’s Q4’2024 Uranium Market Outlook (“UMO”) and is stated in constant (not-inflated) dollars.
(2)
Operating profit margin is calculated as aggregate uranium revenue less aggregate operating costs, divided by aggregate uranium revenue. Operating costs exclude all royalties, surcharges and income taxes.
(3)
NPV and IRR are calculated to the start of construction activities for the Midwest project and excludes $16.8 million in pre-FID expenditures.
(4)
Payback period is stated as number of months to payback from the start of uranium production.

Desktop and technical assessment planning continued during the third quarter of 2025, focused on future field and laboratory test programs.

Kindersley Lithium Project

In January 2024, Denison entered into an agreement with Grounded Lithium Corp. (‘Grounded Lithium’) with respect to the KLP in Saskatchewan. The agreement includes a series of earn-in options, with the exercise of each earn-in option by way of a combination of cash payment to Grounded Lithium and completion of required work expenditures to advance the KLP.

In 2024, Denison commenced a $4.5 million program to allow for the advancement of KLP through a robust process of technical de-risking. The program is expected to conclude with the potential completion of a PFS. During 2024, program work included: (1) the collection of formation specific field information, including the flow and concentration of various horizons of the Duperow formation, as well as collection of fresh brine for lab-based test work; (2) comprehensive lab-scale metallurgical testing on available direct lithium extract (‘DLE’) technology and downstream processes; (3) the development of a process simulation model for lithium processing; and (4) the commencement of technical assessments required for inclusion in a future PFS.
During the nine months ended September 30, 2025, the Company continued to progress the evaluation of DLE technologies in parallel with advancement of engineering design initiatives expected to support the completion of a potential future PFS.

MINERAL PROPERTY EXPLORATION

During the three and nine months ended September 30, 2025, Denison’s share of exploration expenditures was $3,798,000 and $14,362,000 (September 30, 2024 – $2,834,000 and $10,002,000). The increase in exploration expenditures compared to the prior year period is primarily due to an increase in both winter and summer exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table summarizes the 2025 exploration activities to the end of September 30, 2025. For exploration expenditures reported in this MD&A, all amounts are reported for the three and nine months ended September 30, 2025.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Crawford Lake	100.00%	-	Geophysical Survey
CLK	80.00%(2)	-	Geophysical Survey
Hatchet Lake	56.12%(3)	2,400 (10 holes)	-
Hook Carter	80%(4)	-	Geophysical Survey
Johnston Lake	100.00%	-	Geophysical Survey
McClean Lake	22.5%	6,447 (24 holes)	-
Moon Lake South	75.00%(5)	-	Geophysical Survey
Murphy Lake North	30.00%(6)	5,062 (12 holes)	-
Murphy Lake South	80.00%(2)	2,500 ( 8 holes)	Geophysical Survey
Wheeler River	95.00%(7)	12,533 (17 holes)	Geophysical Survey
Waterbury	70.55%(8)	4,642 (15 holes)	Geophysical Survey
Waterfound	24.68%(9)	11,153 (19 holes)	Geophysical Survey
Wolly	27.73%(10)	3,987 (15 holes)	-
Wolverine	80.00%(2)	-	Geochemical Survey
Total		48,724 (120 holes)
Notes
(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at September 30, 2025. In 2024, Foremost Clean Energy Ltd. (‘Foremost’) satisfied the conditions of the first phase of its earn-in under an option agreement (‘Foremost Earn-In’), pursuant to which Foremost has the current right to exercise its option to earn a 20% interest in these projects, reducing Denison’s ownership interest to 80%.
(3)
Denison’s effective ownership interest as at September 30, 2025. In 2024, Foremost satisfied the conditions of the first phase of the Foremost Earn-In, pursuant to which Foremost has the current right to exercise its option to earn 14.03%, which would reduce Denison’s ownership interest in Hatchet Lake to 56.12%.
(4)
Denison’s effective ownership interest as at September 30, 2025.The remaining interest is owned by Greenridge Exploration Inc.
(5)
Denison’s effective ownership interest as at September 30, 2025.The remaining interest is owned by CanAlaska Uranium Ltd.
(6)
Denison’s effective ownership interest as at September 30, 2025. The remaining interest was acquired by Cosa Resources Corp. in January 2025.
(7)
Denison’s effective ownership interest as at September 30, 2025, including an indirect 5.0% ownership interest held through Denison’s 50% ownership of JCU.
(8)
Denison’s effective ownership interest as at September 30, 2025. The remaining interest is owned by Korea Waterbury Uranium Limited Partnership.
(9)
Denison’s effective ownership interest as at September 30, 2025, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(10)
Denison’s effective ownership interest as at September 30, 2025, including an indirect 6.39% ownership interest held through Denison’s 50% ownership of JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of September 30, 2025, consists of 384,007 hectares (229 claims), as illustrated in the figure below. The land position reported by the Company excludes the land positions held by JCU.

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River during the three and nine months ended September 30, 2025 was $246,000 and $6,550,000, respectively (September 30, 2024 - $16,000 and $1,962,000).

The 2025 Wheeler River winter exploration drilling program, which was initiated in mid-January and was completed in April, was focused on the Gryphon deposit, where 12,533 metres were drilled in 17 holes.

MANAGEMENT’S DISCUSSION & ANALYSIS

The drill hole locations from the winter 2025 are illustrated in the figure below ..

The Gryphon drilling program was designed to refine and improve confidence in the estimated mineral resources, and collect critical geotechnical, hydrological, and metallurgical data that may be used to support future evaluation studies.

Gryphon is comprised of 24 primarily basement-hosted stacked lenses referred to as the A-series, B-series, C-series, D-series and E-series lenses, which are interpreted to be stacked to form a zone of mineralization measuring approximately 280 metres long by 113 metres wide, with each lens having variable thicknesses and generally plunging to the northeast and dipping to the southeast. Four high-grade domains have been established within the A1 and D1 lenses. The A1 high-grade domain represents 40% of the total indicated mineral resources estimated for the deposit; whereas the combination of the three D1 high-grade domains represent approximately 10% of the total indicated mineral resources.

The A1 lens was the primary focus of the drill program as the high-grade and low-grade domains contain approximately 50% of the estimated indicated mineral resource for Gryphon. Several drill holes intersected the A1 high-grade domain and established additional continuity within the A-series lenses.

The B and C series lenses are located below the A series within the center of the deposit and were also intersected as part of the 2025 delineation program. Together the B and C series lenses account for approximately 20% of the total estimated indicated mineral resources.

Several drill holes encountered significant results, demonstrating the high-grade nature of Gryphon, including the following results from WR-831D1D2, which tested the primary lenses and returned the best mineralized intercepts from the delineation program:

MANAGEMENT’S DISCUSSION & ANALYSIS

Drill hole intercepts by lens for WR-831D1D2(1)
Lens	From (m)	To (m)	Length (m)(6)	%eU3O8(2)
A4(3)	655.6	657.3	1.7	0.87
A3(3)	664.9	667.3	2.4	0.20
A2(3)	682.5	684.3	1.8	0.76
A1(3)	689.3	700.3	11.0	1.76
(includes)(4)	692.6	694.4	1.8	3.85
(includes) (4)	695.3	697.2	1.9	5.28
B1(3)	701.2	708.0	6.8	0.13
B2(3)	713.0	717.4	4.4	0.14
B3(3)	721.0	735.5	14.5	2.13
(includes) (4)	723.9	725.7	1.8	6.38
(includes) (4)	727.1	727.6	0.5	2.60
(includes) (4)	731.5	734.0	2.5	6.16
B3 (continued)(3)	737.5	743.8	6.3	0.91
(includes) (4)	740.1	740.7	0.6	3.42
Notes
(1)
Drill hole orientation (azimuth/dip) 295.8o/-77.0o.
(2)
eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections have been sampled for chemical U3O8 assay.
(3)
Intersection interval is composited above a cut-off grade of 0.05% eU3O8.
(4)
Intersection interval is composited above a cut-off grade of 2.0% eU3O8.
(5)
Intersections with less than 0.5 GT were left out of the table to simplify the results.
(6)
As most of the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 85% of the intersection lengths.

Overall, the delineation program confirmed the current geological interpretation of the deposit and supported the grade-thickness (GT) assumptions in the resource block model.

In addition to testing the A1 lens, the D series lenses were also targeted for potential mineral resource expansion in 2025 given their high-grade, structurally controlled nature, and that previous drilling left the mineralization partially open in the down-plunge and along-strike directions. Prior to this program, no significant expansion drilling has occurred proximal to Gryphon since 2018.

The last drill hole of the program (WR-837AD2) encountered high-grade uranium mineralization, which is interpreted to expand the extent of the D1 zone by ~40 metres in the down-plunge direction. This drill hole tested a 100-metre gap in the previous drill hole spacing and justifies further follow-up drilling to test for additional down-plunge extension of the mineralization as well as the potential for along strike continuation. Drill hole WR-836 was also completed in the expansion area and encountered additional notable uranium mineralization, which indicates the system is open along strike to the north.

Drill hole intercepts by lens for WR-836 and WR-837AD2(1)
Drill Hole	Lens	From (m)	To (m)	Length (m)(5)	%eU3O8(2)
WR-836(1)	D1(3)	800.3	800.8	0.5	0.40
WR-837AD2(1)	D1(3)	834.6	836.9	2.3	1.69
	(includes)(4)	835.6	836.1	0.5	5.48
Notes
(1)
Drill hole orientation (azimuth/dip) for WR-836 is 306.8o/-73.4o and for WR-837AD2 is 311.1o/-71.0o.
(2)
eU3O8 is radiometric equivalent uranium from a calibrated total gamma down-hole probe. All intersections have been sampled for chemical U3O8 assay. Assay samples have been sent to SRC lab for processing.
(3)
Intersection interval is composited above a cut-off grade of 0.05% eU3O8.
(4)
Intersection interval is composited above a cut-off grade of 2.0% eU3O8.
(5)
As most of the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 85% of the intersection lengths.

In October 2025, a follow up 6,300 metre drill program commenced at Gryphon. This program is expected to be completed by the end of 2025.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the first nine months of 2025, exploration field programs were carried out at 10 of Denison’s pipeline properties (three operated by Denison). For the three and nine months ended September 30, 2025, Denison’s share of exploration costs for these properties was $3,702,000 and $7,254,000, respectively (September 30, 2024 – $2,380,000 and $7,398,000).

Crawford Lake

The Crawford Lake Property is 100% owned by the Company and is located adjacent to the southwestern portion of Wheeler River and borders the Moon Lake South project. Winter access to the property can be gained from the north via the Fox Lake road and from the south via the Cree Lake road. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 415 and 515 metres.

A SWML EM survey was initiated on the property late in the first quarter of 2025 to better define basement conductivity associated with the CR3 conductive trend and generate targets for future drill testing on the project. The survey was suspended during the second quarter of 2025, as site access was limited due to road conditions. The survey resumed and was completed in July, with results expected in the fourth quarter.

Hatchet Lake

With the satisfaction of the conditions of the first option phase of the Foremost Earn-In in late 2024, Foremost has vested a 14.03% stake in the Hatchet Lake joint venture from Denison’s share in the project, which joint venture participants are currently Denison (70.15%) and Trident Resources Corp. (29.85%). Foremost has assumed operatorship of the project during the Foremost Earn-In.

In 2024, prior to entering into the earn-in agreement with Foremost, Denison completed a diamond drilling program to test the extent of previously identified geochemical anomalies that are associated with significant structure and alteration. A total of 884 metres was drilled in four diamond drill holes, two holes along the Richardson Trend and two holes at the Tuning Fork area. Significant alteration and structure was observed in each of the four completed holes.

Results from analysis of core samples collected during the 2024 program were received early in 2025. Samples from drill holes along the Richardson trend returned strongly anomalous uranium values, highlighted by hole RL-24-29 which intersected uranium mineralization grading 0.11% U3O8 over 0.2 metres. Additionally, lab results returned from the two holes completed at Tuning Fork (TF-24-11 and TF 24-12) returned anomalous uranium and elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm). This level of pathfinder element concentrations is potentially indicative of a uranium mineralizing system.

Foremost commenced a drilling program late in the first quarter of 2025, which was completed during the second quarter. The diamond drill program, originally planned as an 8-hole, 2,000 metre program, increased to 10-holes and over 2,400 metres following positive preliminary results from drill hole TF-25-16, which discovered a new area of uranium mineralization highlighted by a mineralized interval of 0.10% eU3O8 over 6.5 metres, including 0.22% eU3O8 over 0.9 metres, within a 15 metre wide zone of alteration. Anomalous radioactivity was detected directly above and/or below the unconformity in six of the ten drill holes completed as part of the drill program. Samples from the mineralized intersections in these drill holes have been submitted for assay and results are pending.

Late in the third quarter, Foremost received additional results for the winter drill program. Assay results returned a significant increase in highlight U3O8 grades, including 0.87% U3O8 over 0.45 metres from 149.75 metres (previously estimated at 0.22% over 0.9 metres). In addition, the assay results indicate 6.2 metres (from 144.0 to 150.2 metres) of total mineralization with a grade of 0.10% U3O8, associated with broad alteration features and Graphitic Shear Zone indicating potential proximity to a larger mineralizing system. Another notable result from the completion of the drill program was the 50-metre extension of previous mineralization along the Richardson conductor, where drill hole RL-25-32 returned two mineralized intervals.

Hook Carter

The Hook-Carter Project is a uranium exploration project located in the southwestern portion of the Athabasca Basin in Northern Saskatchewan. The project is jointly owned by Denison (80%) and Greenridge Exploration Inc. (20%). The property lands consist of 11 mineral claims combined for a total of 25,115 hectares and is host to 15 kilometres of strike potential along the prolific Patterson Corridor – which is well known owing to the Arrow Deposit, Triple R deposit and Spitfire Zone.

MANAGEMENT’S DISCUSSION & ANALYSIS

In the third quarter a six-line Time Domain Electromagnetic Survey (“MLTEM”) commenced, designed to infill the existing MLTEM coverage along the extension of the Patterson Lake corridor on the project lands. At the end of the quarter the survey was ongoing and is anticipated to be completed in the fourth quarter of 2025.

CLK

CLK is an exploration property located in the northeastern area of the Athabasca Basin and is 100% owned by the Company. Pursuant to the Foremost Earn-In, Foremost has vested a 20% interest in CLK and has assumed operatorship of the project.

During the first half of 2025, Foremost completed an airborne geophysical survey. In total, 771 line-kilometers of electromagnetic surveying using the MobileMT™ system was completed and data is currently being processed to identify conductive trends and structural features associated with known uranium mineralization.

Wolverine

Wolverine is an exploration property located in the northeastern area of the Athabasca Basin and is 100% owned by the Company. Pursuant to the Foremost Earn-In, Foremost has vested a 20% interest in Wolverine and has assumed operatorship of the project.

During the second quarter of 2025, Foremost initiated a surficial radon geochemistry survey. This targeted geochemical approach leverages the relationship between radon gas emissions and the presence of subsurface uranium. The survey grid covers two potential faults which may explain the notable unconformity offset observed on the property. The survey was completed in the third quarter of 2025 with results supporting future drill targets.

Murphy Lake North

In January 2025, the Company completed a transaction with Cosa Resources Corp. (‘Cosa’) pursuant to which Cosa acquired a 70% stake in Murphy Lake North, entered into a joint venture agreement with Denison for the project, and has assumed operatorship of the project, subject to the conditions for retaining Cosa’s interest as provided for in the acquisition agreement between Cosa and the Company.

During the second quarter of 2025, Cosa completed a four-hole drill program totaling 1,739 metres. The primary objectives of the program were to locate and define the interpreted strike extension of the Hurricane (CH1) trend and follow up historical intersections of weak uranium mineralization on the parallel Cyclone (CH2) trend to the south. Initial drilling in winter 2025 confirmed that up to two kilometres of Hurricane trend basement geology is present within the property. While testing the southern portion of the Hurricane trend, the fourth and final drill hole of the program intersected a broad zone of alteration and structure in the lower sandstone that is open along strike in both directions.

Late in the second quarter, a second drill program commenced at Murphy Lake North . The program planned to include initial reconnaissance of the Cyclone trend, and to follow up the 2025 results from the Hurricane trend. The results of the program were reported by Cosa in August 2025, including the completion of 3,323 metres in eight drill holes and the following highlights:

●
Two kilometres of strong sandstone structure and alteration identified at the Cyclone trend underlain by large scale graphitic faulting
●
Up to 30 metres of unconformity relief identified at Cyclone
●
Alteration and structure at Cyclone remain open in both directions and follow up drill targets exist along multiple trends

At the end of the program, Cosa has met its sole-fund obligation to retain a 70% interest in Murphy Lake North.

Murphy Lake South

Murphy Lake South is situated in the eastern Athabasca Basin within the Mudjatik Domain, a region with strong uranium potential. Recent exploration successes along the LaRocque corridor have underscored the potential of this area. Pursuant to the Foremost Earn-In, Foremost has vested a 20% interest in Murphy Lake South and has assumed operatorship of the project.

During the third quarter of 2025, Foremost conducted an ambient noise tomography survey which was designed to refine targets along a notable trend of stacked graphitic conductors associated with known unconformity offsets south of MP-15-03 (0.25% U₃O₈ over 6.0 metres). Many of the individual conductors within this stacked system remain underexplored.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally in the third quarter, Foremost commenced an 8-hole, 2,500 metre diamond drill program, which remained ongoing at the end of the third quarter.

Johnston Lake

The Johnston Lake Property is host to known uranium mineralization along two under-explored trends, the MJ-1 and Gumboot trends. The focus of the Company’s exploration activities since 2022 have been on the MJ-1 trend.

During the first quarter of 2025, a SWML EM survey was initiated, with a focus on resolving conductivity associated with a flexure in the western extension of the MJ-1 trend. The geophysical program was completed during the third quarter of 2025, results of which are currently undergoing interpretation for future drill program considerations.

McClean Lake

Orano initiated an exploration drilling program focused on the McClean South area in the first half of 2025. McClean South is located approximately 600 metres to the south of the McClean North deposit, where the MLJV recently commenced commercial mining using the joint venture's patented SABRE mining method. Historically two pods of uranium mineralization, the 8W and 8E pods, were defined along a conductor in the McClean South area with a new pod (the 8C Pod), discovered in 2021. The 8C pod hosts low to high-grade uranium mineralization over 150 metres of strike length between the 8W and 8E Pods.

Twenty-four holes were completed during the 2025 exploration drilling program for a total of 6,447 metres, with all holes completed on the 8C and 8W pods. Based on initial probing results, 14 of the 24 holes completed during the program intersected uranium mineralization above a cutoff grade of 0.05% eU3O8. Assay results for the program are pending. Notable high-grade intersections at the 8C mineralized pod, include:

●
MCS-77 intersected 7.51% eU3O8 over 5.4 metres from 165.7 to 171.1 metres (including 10.88% eU3O8 over 3.7 metres),
●
MCS-80 intersected 3.5% eU3O8 over 11.2 metres from 156.7 to 167.9 metres (including 5.81% eU3O8 over 6.5 metres), and
●
MCS-84 intersected 1.72% eU3O8 over 20.6 metres from 150.6 to 170.7 metres (including 4.43% eU3O8 over 4.0 metres)

Results from the 8W pod were highlighted by the following:

●
MCS-61 and MCS-64 confirmed mineralization in the sandstone near surface along the western edge of the 8W pod,
●
MCS-61 intersected 0.15% eU3O8 over 2.2 metres from 40.3 to 42.5 metres, and
●
MCS-64 intersected 0.21% eU3O8 over 1.2 metres from 57.6 to 58.8 metres.

The results of the holes discussed above and the balance of the mineralized intersections from the 2025 drill program are summarized below.

MANAGEMENT’S DISCUSSION & ANALYSIS

2025 McClean Lake Exploration Drilling – Mineralized Intersections
Drill Hole	Target area	Orientation (azi/dip)	From (m)	To (m)	Length (m)(1)	%eU3O8(2)
MCS-61	8W	345°/-75°	40.3	42.5	2.2	0.15
MCS-62	8C	345°/-77°	173.9	176.9	3.0	0.52
including	-	-	175.6	176.0	0.4	1.71
MCS-63	8W	330°/-75°	174.3	175.6	1.3	0.31
MCS-64	8W	330°/-75°	57.6	58.8	1.2	0.21
MCS-67A	8C	340°/-70°	172.0	174.9	2.9	0.28
MCS-67A	-	-	175.9	183.2	7.3	0.29
MCS-67A	-	-	183.7	187.3	3.6	0.62
including	-	-	185.6	186.8	1.2	1.58
MCS-71	8C	348°/-80°	168.5	169.7	1.2	0.18
MCS-74	8C	345°/-80°	153.8	156.3	2.5	0.14
MCS-74	8C	-	157.2	164.7	7.5	0.24
MCS-74	8C	-	165.7	168.5	2.8	0.31
MCS-76	8C	349°/-80°	173.8	175.2	1.4	0.15
MCS-77	8C	345°/-80°	165.7	171.1	5.4	7.51
including	-	-	166.5	170.2	3.7	10.88
MCS-78	8C	345°/-83°	164.4	166.4	2.0	0.41
including	-	-	165.5	166.0	0.5	1.08
MCS-79	8C	345°/-78°	164.2	170.1	5.9	0.75
including	-	-	167.2	168.8	1.6	1.51
MCS-80	8C	346°/-80°	156.7	167.9	11.2	3.50
including	-	-	158.6	165.1	6.5	5.81
MCS-81	8C	345°/-77°	168.2	169.8	1.6	0.32
MCS-84	8C	345°/-90°	150.1	170.7	20.6	1.72
including	-	-	153.9	157.9	4.0	2.70
including	-	-	166.0	170.0	4.0	4.43
Notes
(1)
Lengths indicated represent the down-hole length of mineralized intersections.
(2)
Interval is composited above a cut-off grade of 0.05% eU, which corresponds to 0.06% eU3O8.

Moon Lake South

The Moon Lake South property is located adjacent, to the west, of the Wheeler River project and north of Denison’s 100% owned Crawford Lake. The Moon Lake South project is a joint venture between Denison (75%) and CanAlaska Uranium Ltd. (25%). Denison is the project operator.

The project hosts three mineralized showings, the most significant of which was discovered during the winter of 2023, where high-grade uranium mineralization grading 2.46% U3O8 over 8.0 metres was encountered approximately 30 metres above the unconformity.

The planned exploration program for 2025 consists of a single line of SWML surveying oriented perpendicular to previous surveys, designed to resolve any potential conductivity associated with a northwest-trending resistivity low feature found coincident with a magnetic low trend. Line cutting to support the survey was completed during the first quarter of 2025. Surveying has commenced early in the third quarter of 2025.

MANAGEMENT’S DISCUSSION & ANALYSIS

Waterbury Lake

The Waterbury Lake property is located in the northeastern portion of the Athabasca Basin immediately north of Points North Landing. The property is underlain by Athabasca Group sandstones, which in turn overlie metamorphic rocks of the Wollaston and Mudjatik Domains. The depth to the unconformity is between 200 and 400 metres.

In the third quarter of 2025 Denison completed a 15-hole drill program for 4,642 meters. The field program was focused on four targets areas, Huskie (7 drill holes – 2,316 metres), THT North 2 drill holes – 625 metres), Oban (one drill hole – 368 metres) and the GB Trend (3 drill holes – 1,035 metres).

Drill results at Huskie have largely confirmed the previously published resource. Drilling at the GB Trend have identified a strong alteration corridor, which warrants future follow up. Drilling at THT North and Oban did not yield any significant results.

Additionally, during the third quarter, a direct current and induced polarization (DCIP) survey commenced in the Murphy Lake area on the property, and was ongoing at the end of the quarter. The results are expected to be used to generate future drill targets.

Waterfound

Waterfound is a joint venture between Orano Canada (62.42%), JCU (25.8%) and Denison (11.78%) and is operated by Orano Canada.

The project is located along the LaRocque Lake corridor, which hosts high-grade uranium mineralization at Hurricane (IsoEnergy), the western extension of Hurricane on the Cameco-operated Dawn Lake JV, and at the LaRocque Lake zone on the Dawn Lake JV (Cameco). Waterfound hosts two additional zones of high-grade uranium mineralization: the Alligator and Crocodile Zones. Since the discovery of the Crocodile Zone (4.75% eU3O8 over 13.3 metres) in the winter of 2022, all exploration activity at Waterfound has focused on drilling the D-1 North trend, which hosts both Alligator and Crocodile.

The 2025 exploration diamond drill program was designed to continue the evaluation of the D-1 North conductor, and nineteen holes were completed for 11,153 metres during the first quarter. Borehole EM surveys were completed on 15 of the 19 completed holes to characterize the conductive response along the D-1 North trend to further refine and resolve the position of the D-1 North conductor, which is interpreted to be the main control on mineralization at Alligator and Crocodile.

Elevated radioactivity was encountered in the majority of holes completed during the winter drilling program. Based on initial probing results, uranium mineralization exceeding a cutoff grade of 0.05% eU3O8 was encountered in three of the completed drill holes. Assay results are pending.

Wolly

The Wolly project is a joint venture between Orano Canada (65.88%), JCU (12.78%), and Denison (21.34%)and Orano Canada is the operator. Deposits that have been discovered on the Wolly project were later partitioned into the McClean Lake property, including JEB, McClean North/South, and the Sue deposits. Over 980 drill holes have been completed on the Wolly property, and over 150,000 metres have been drilled.

Orano carried out an exploration diamond drilling program during the first half of 2025, which was designed to evaluate two target areas (Collins Creek and Emperor) and was completed in April. At Collins Creek, historical drilling identified anomalous uranium along the trend, which could potentially host uranium pods similar to those found at McClean North and South. The Emperor trend represents the E-NE strike extension of the geological trend that hosts the Tamarack deposit (historic resource of 17.9 million pounds U3O8 grading 4.42% U3O8), which is located approximately 1,200 metres to the west on the Cameco-operated Dawn Lake property.

During the first half of 2025, 3,987 metres were drilled in fifteen holes, with twelve holes completed at Collins Creek, and an additional three holes completed at the Emperor trend. Based on initial probing results, two of the holes completed at Collins Creek intersected low-grade unconformity-associated uranium mineralization exceeding a cutoff grade of 0.05% eU3O8, while all three holes completed at Emperor identified low-grade mineralization above a 0.05% eU3O8 cutoff. Assay results for the program are pending.

MANAGEMENT’S DISCUSSION & ANALYSIS

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $3,664,000 and $13,010,000, respectively, during the three and nine months ended September 30, 2025 (September 30, 2024 – $3,552,000 and $10,877,000). These costs are mainly comprised of head office salaries and benefits, share based compensation, audit and regulatory costs, legal fees, investor relations expenses, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses compared to the prior year periods is predominantly driven by an increase in share-based compensation and head office salaries and benefits due to increases in headcount.

OTHER INCOME AND EXPENSE

During the three and nine months ended September 30, 2025, the Company recognized other income of $16,790,000 and $22,205,000, respectively (September 30, 2024 – other expense of $10,669,000 and $20,347,000).

The main drivers of the other income/expense are as follows:

Fair value gains on uranium investments

In 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. In previous years, the Company sold 300,000 pounds of U3O8 at a weighted average price of $111.66 (US$82.25) per pound U3O8.

In the third quarter of 2025, the Company sold 300,000 pounds of U3O8 at an average price of $103.89 (US$76.00) per pound U3O8. The Company recorded proceeds of $31,166,000 (US$22,800,000). As at September 30, 2025, the Company held 1,900,000 pounds of U3O8.

During the three months ended September 30, 2025, the spot price of U3O8 increased from $107.10 (US$78.50) per pound U3O8 at June 30, 2025, to $114.16 (US$82.00) per pound U3O8 at September 30, 2025, resulting in a fair value of the Company’s uranium investments of $216,901,000 and a mark-to-market gain of $12,452,000 (three months ended September 30, 2024 – mark-to-market loss of $14,680,000). During the nine months ended September 30, 2025, the spot price of U3O8 increased from $105.40 (US$73.00) per pound U3O8 at December 31, 2024, to $114.16 (US$82.00) per pound U3O8 at September 30, 2025, resulting mark-to-market gain of $16,979,000 on the Company’s uranium holdings (nine months ended September 30, 2024 – mark-to-market loss $20,437,000).

Fair value gains/losses on portfolio investments

During the three and nine months ended September 30, 2025, the Company recognized a gain of $3,745,000 and $5,846,000, respectively, on portfolio investments carried at fair value (September 30, 2024 – gain of $3,289,000 and a loss of $135,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains/losses on F3 Debentures

During the year ended December 31, 2023, the Company completed a $15 million strategic investment in F3 Uranium Corp. (‘F3’) in the form of unsecured convertible debentures, which carry a 9% coupon and are convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. During the third quarter of 2024, F3 completed an arrangement whereby F3 transferred 17 prospective uranium exploration projects to F4 Uranium Corp. (‘F4’). As a result of the spin out, for the conversion price of $0.56, Denison will now receive one share of F3 and 1/10th of a share of F4 on conversion of the debentures. F3 has the right to pay up to one third of the quarterly interest payable by issuing common shares. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. As a result of the debentures’ conversion and redemption features, the contractual cash flow characteristics of these instruments do not solely consist of the payment of principal and interest and therefore the debentures are accounted for as a financial asset at fair value through profit and loss.

During the three and nine months ended September 30, 2025, the Company recognized a mark-to-market gain of $97,000 and a loss of $411,000, respectively (September 30, 2024 – mark-to-market gain of $310,000 and a loss of $1,125,000) on its investments in the debentures.

MANAGEMENT’S DISCUSSION & ANALYSIS

For the three months ended September 30, 2025, the slight gain was primarily due to movement in the share price offset by the change in the credit spread from June 30, 2025 to September 30, 2025. For the nine months ended September 30, 2025, the loss was primarily due to a lower F3 share price from December 31, 2024 to September 30, 2025, as well as a higher credit spread, which led to a decrease in the value of the debentures’ embedded conversion option.

Gain on receipt of proceeds from Uranium Industry a.s.

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s. (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments until December 31, 2025. The total amount due to Denison under the RA is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum, of which the Company has collected US$12,400,000 to-date. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of an arbitration award while UI is in compliance with its obligations under the RA.

During the three and nine months ended September 30, 2025, the Company received US$300,000 and US$900,000, respectively from UI (September 30, 2024 – US$600,000 and US$900,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During the three and nine months ended September 30, 2025, as a result of the payments received, the Company recorded gains related to the Mongolia sale receivable of $413,000 and $1,259,000, respectively (September 30, 2024 – $801,000 and $1,197,000). This receivable is recorded at fair value at each period end (September 30, 2025 and December 31, 2024 – $nil).

Foreign exchange losses/gains

During the three and nine months ended September 30, 2025, the Company recognized a foreign exchange gain of $530,000 and a loss $597,000, respectively (September 30, 2024 – loss of $308,000 and a gain of $803,000). The foreign exchange loss is predominantly due to the impact of the changes in the US dollar to Canadian dollar exchange rate during the quarter on US dollar monetary assets.

FINANCE INCOME AND EXPENSE

During the three and nine months ended September 30, 2025, the Company recognized finance expense of $130,168,000 and $130,286,000, respectively (September 30, 2024 – finance income of $638,000 and $2,381,000). Finance income and expense includes interest income generated on cash and cash equivalents held by the Company, interest expense due to the Notes, and accretion expense. The main drivers of finance income and expense in 2025 is primarily due to the following:

Fair value loss on convertible notes conversion and redemption options and Capped Call options

As noted above, on August 15, 2025, the Company completed its ‘US-Style’ offering of convertible senior unsecured notes for an aggregate principal amount of US$345,000,000 ($476,307,000). The holders of the Notes may convert their Notes after December 31, 2025, under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price of USD$2.92 per share (US$3.79) for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter (the ‘Share Price Threshold’); (2) the trading price per $1,000 principal amount of the Note is equal to or less than 98% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the Notes are called for redemption by the Company; or (4) after June 15, 2031. The conversion rate is 342.9355 common shares per $1,000 principal amount of notes which represents a conversion price of approximately USD$2.92 per share. Upon conversion, the Company can settle in shares, cash or a combination thereof, at its sole discretion.

The Company may redeem for cash all or any portion of the Notes on or after September 20, 2029, but only if Denison’s stock price reaches at least 130% of the conversion price for 20 out of the previous 30 consecutive trading days before each calendar quarter end. The redemption price represents 100% of the principal amount of the Notes, plus accrued and unpaid interest. The Notes contain a make-whole provision such that, in the event of a redemption, the conversion price is adjusted to ensure no loss to the Note holders. Upon the occurrence of specified corporate transactions, such as a change of control, major corporate transaction, or liquidation, the Company must offer to repurchase all or part of the outstanding Notes for cash.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Notes mature on September 15, 2031. Any Notes not converted, repurchased or redeemed prior to the maturity date will have their principal amount repaid by Denison in cash at maturity.

Under IFRS 9, Financial Instruments, the conversion and redemption features of the Notes have been bifurcated from the host debt instrument and are accounted for as an embedded derivative (the ‘Embedded Derivatives’). These Embedded Derivatives are recorded at fair value and will be re-measured at each reporting date.

On issuance, the Notes were trading at a premium with a fair value of $512,328,000 (US$371,091,000), resulting in a day one non-cash loss of $36,021,000. The fair value of the Embedded Derivatives on issuance was $205,086,000, resulting in a host liability being measured at $289,929,000 (the residual amount of $307,242,000 less $17,313,000 in transaction costs).

As at September 30, 2025, the Company’s share price had increased from US$2.16 on the date of the pricing of the transaction to US$2.75, increasing the fair value of the Embedded Derivatives liability to $303,685,000, and resulting in a fair value loss of $98,599,000. The Share Price Threshold was not met during the three months ended September 30, 2025, and the Notes are not currently convertible or redeemable. If the Notes matured at September 30, 2025, the cash owing on settlement would be the face value of US$345,000,000.

Concurrently with the issuance of the Notes, the Company purchased a package of cash-settled call options (the “Capped Calls”) with a strike price equal to the initial conversion price of the Notes (US$2.92) and with a cap price of US$4.32. This transaction effectively increased the conversion price of the Notes to US$4.32 per share (i.e., if the share price on conversion or maturity is over US$2.92 but less than US$4.32, the settlement value of the Notes will be higher than the US$345,000,000 face value; however, the proceeds received by the Company from the exercise of the Capped Calls will fully offset the incremental liability).

The purchase price for the capped call transactions was approximately US$35,363,000 ($48,822,000). The Capped Calls are accounted for as a derivative instrument and are re-measured to fair value at each reporting date. The Capped Calls were initially valued at US$21,497,000 ($29,679,000) on August 15, 2025. The initial valuation resulted in a difference between the transaction price and the fair value on initial recognition of $19,143,000. The valuation on initial recognition is based on a valuation technique where not all the inputs are market-observable, and therefore under IFRS, the day one loss is deferred, and has been recorded as an asset on the statement of financial position, which will be amortized on a straight-line basis into net earnings over the contractual life of the Capped Calls. Including the deferral of the loss, the total Capped Call value on August 15, 2025 was $48,822,000.

As at September 30, 2025, as a result of the increase in the Company’s share price to US$2.75, the fair value of the Capped Calls including the deferred loss, increased to $56,731,000, resulting in a fair value gain of $7,909,000.

EQUITY SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES

During the three and nine months ended September 30, 2025, the Company recorded its equity share of loss from investments in associates (Foremost and Cosa) of $124,000 and $1,623,000 (September 30, 2024 – $nil). The Company records its share of the change in the net assets of Foremost and Cosa one quarter in arrears, based on the most available public financial information, adjusted for any subsequent material accounting differences between Foremost, Cosa and the Company.

EQUITY SHARE OF LOSS FROM JOINT VENTURES

During the three and nine months ended September 30, 2025, the Company recorded its equity share of loss from JCU of $243,000 and $1,180,000, respectively (September 30, 2024 – loss of $604,000 and $1,732,000). The Company records its share of income or loss from JCU one month in arrears, based on the most recent available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $471,258,000 at September 30, 2025 (December 31, 2024 – $108,518,000).

The increase in cash and cash equivalents of $362,740,000 was due to net cash used in operations of $59,714,000, cash used in investing activities of $38,778,000 and net cash provided by financing activities of $459,535,000, as well as a foreign exchange effect on cash and cash equivalents of $1,697,000.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash used in operating activities of $59,714,000 was primarily due to the net loss for the period adjusted for non-cash items, including fair value adjustments.

Net cash used in investing activities of $38,778,000 was primarily due to an increase in property, plant & equipment relating to milestone payments for long lead items for the Wheeler River project, an increase in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund, the purchase of investments in associates related to Cosa and Foremost and the purchase of the Capped Call options for US$35,363,000 ($48,822,000). Offsetting the cash outflows, was the receipt of $31,166,000 in proceeds from the sale of 300,000 pounds U3O8.

Net cash provided by financing activities of $459,535,000 include the receipt of funds related to the closure of Notes. The aggregate principal was US$345,000,000, and the Company incurred commissions, fees and transaction costs of US$12,545,000, for net proceeds of US$332,455,000 ($458,994,000). Additionally, the Company received also received proceeds from the exercise of 776,335 options, offset by payments for debt obligations and transaction costs from the issuance of flow-through shares at the end of 2024.

Use of Proceeds

August 2025 Convertible Senior Unsecured Note Financing

On August 15, 2025, the Company completed its offering of convertible senior unsecured notes due 2031 (the ’Notes‘) for an aggregate principal amount of US$345,000,000 ($476,258,000). The Company intends to use the net proceeds from the Offering for expenditures to support the evaluation and development of the Company's uranium development projects, including to fund the construction of Phoenix In Situ Recovery (‘ISR’) project at Wheeler River and for general corporate purposes. During the period between the close of the transaction and September 30, 2025, the Company’s use of proceeds from this offering was in line with this guidance.

2024 Flow Through Financing

As at September 30, 2025, the Company estimates it has completed its obligation by spending $14,371,000 of its obligation to spend $14,100,000 on eligible Canadian exploration expenditures related to the 2024 flow through financing. The remaining balance of $2,223,000 is expected to be spent by December 31, 2025.

Revolving Term Credit Facility

On December 18, 2024, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2026 (the ‘Credit Facility’). Under the Credit Facility, the Company has access to letters of credit of up to $28,478,000, which is fully utilized for non-financial letters of credit. All other terms of the Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)
Denison and KHNP Canada Energy Ltd. (‘KHNP Canada’), which is an indirect subsidiary of KEPCO), are parties to a Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (‘KWULP’). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership, entities whose key asset is Waterbury.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents, and members of its Board of Directors.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following compensation was awarded to key management personnel:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2025	2024	2025	2024

Salaries and short-term employee benefits	$(887)	$(895)	$(4,707)	$(3,503)
Share-based compensation	(768)	(814)	(2,380)	(2,467)
	$(1,655)	$(1,709)	$(7,087)	$(5,970)

The increase in key management compensation in the nine months ended September 30, 2025, as compared to the prior period, is predominantly driven by an increase in the annual bonuses for key management personnel. Early in 2024, the size of the key management group increased from five to nine, and the current nine-month period is the first time annual bonuses were declared for this expanded group.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

Common Shares

At November 6, 2025, there were 897,290,541 common shares issued and outstanding and a total of 911,653,794 common shares on a fully-diluted basis, excluding the potential conversion under the Notes.

Stock Options and Share Units

At November 6, 2025, there were 6,312,165 stock options, and 8,051,088 share units outstanding.

Convertible Senior Unsecured Notes

In addition, at November 6, 2025, the Company had outstanding Notes with conversion rate of 342.9355 shares per US$1,000 Note. Upon conversion, the maximum number of common shares that could be issued is currently 118,312,748; however, on conversion, the Company can settle in shares, cash or a combination thereof, at its sole discretion.

DISCONTINUED OPERATIONS

Closed Mine Services

At the end of August 2023, the Company’s long-term third-party closed mines services contract came to an end. With the termination of this contract, the Company determined that it would cease providing third-party care and maintenance services and will no longer earn revenue from Closed Mines services. The Company is now solely focused on care and maintenance of its own legacy mine sites.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTLOOK FOR 2025

Refer to the Company’s annual MD&A for the year ended December 31, 2024 and the MD&A for the three and six months ended June 30, 2025 for a detailed discussion of the previously disclosed 2025 outlook.

During the third quarter of 2025, the Company decreased its outlook for ‘Exploration’ expenditures by $1,344,000 mainly due to the deferral of planned Wheeler River regional drilling and geophysical programs into 2026. The outlook for ‘Evaluation – Phoenix’ expenditures has been decreased by $3,504,000 mainly due to the deferral of certain detailed design engineering activities into early 2026 to coincide with the receipt of vender-certified drawings. The outlook for ‘Evaluation – Other’ expenditures has been decreased by $1,855,000 due to a reduction in the scope of evaluation efforts at Waterbury Lake, as well as a deferral of evaluation activities for Gryphon into 2026. Finally, the Company has also decreased its outlook for ‘Capital Additions from Phoenix Long Lead Procurement’ by $12,580,000 due to changes in estimated timing of milestone payments on long lead items.

(in thousands)	PREVIOUS 2025 OUTLOOK(2)	CURRENT 2025 OUTLOOK(2)	Actual to September 30, 2025(3)
Mining Segment
Development & Operations	(17,493)	(17,493)	(7,948)
Exploration	(18,082)	(16,738)	(14,670)
Evaluation - Phoenix	(39,265)	(35,761)	(26,357)
Evaluation - Other	(12,241)	(10,386)	(8,490)
Capital Additions from Phoenix Long Lead Procurement	(77,625)	(65,045)	(23,442)
JCU Cash Contributions	-	-	-
	(164,706)	(145,423)	(80,908)
Corporate and Other Segment
Corporate Administration & Other	(6,674)	(6,674)	(4,387)
	(6,674)	(6,674)	(4,387)
Total(1)	$ (171,380)	$ (152,097)	$ (85,296)
Notes:
1.
Only material operations shown.
2.
As discussed in Wheeler River Uranium Project above, the outlook reflects Denison funding 100% of expenditures for the WRJV.
3.
The outlook is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2025, actual amounts reported above includes capital additions of $27,731,000, repayments from UI of $1,259,000, and excludes $2,821,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the design of the Company’s internal control over financial reporting as of September 30, 2025. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at September 30, 2025.

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2025 and have concluded that these disclosure controls and procedures were appropriately designed as at September 30, 2025.

MANAGEMENT’S DISCUSSION & ANALYSIS

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Vice President Technical Services & Project Evaluation, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure.

For more information regarding Denison’s material project, the Wheeler River project, you are encouraged to refer to the ‘Technical Report for the Wheeler River project titled ‘NI 43-101 Technical Report on the Wheeler River Project, Athabasca Basin, Saskatchewan, Canada’ with an effective date of June 23, 2023. The technical report is available on the Company’s website and under the Company’s profile on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). For information regarding Denison’s other project interests, more information is available on the Company’s website.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades, derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures, please see Denison's Annual Information Form dated March 28, 2025, available on the Company’s website and filed under the Company's profile on SEDAR+ (www.sedarplus.ca) and in its Form 40-F available on EDGAR (www.sec.gov/edgar).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations, and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the results of, and estimates and assumptions within, the Phoenix FS and the Gryphon PFS Update, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; Denison’s outlook, plans and objectives for 2025 and beyond; exploration, development and expansion programs, plans and objectives, including detailed design engineering, long lead procurement, field program optimization studies, and other project planning programs; statements regarding Denison’s EA and EIS status, plans and objectives and expectations with respect to Denison’s required licensing and permitting including the Commission Hearing; expectations regarding Denison’s community engagement activities and related agreements with interested parties; expectations regarding uranium mining on the McClean Lake property, including anticipated timing and budgets; results of, and estimates and assumptions within, the Midwest PEA, the interpretations thereof and expectations therefor therefore; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; Denison’s land position; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding agreements with third parties, including Foremost, Grounded Lithium, Cosa, and F3; Denison’s expectations with respect the exploration and evaluation of the KLP; Denison’s plans with respect to its physical uranium holdings; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the Phoenix FS, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects, or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate, and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed under the heading ‘Risk Factors’ in Denison’s Annual Information Form available on SEDAR+ and EDGAR. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Proven and Probable Mineral Reserves: As a foreign private issuer reporting under the multijurisdictional disclosure system adopted by the United States, the Company has prepared this MD&A in accordance with Canadian securities laws and standards for reporting of mineral resource estimates, which differ in some respects from United States standards. In particular, and without limiting the generality of the foregoing, the terms “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources,” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines, May 2014 (the ‘CIM Standards’). The Securities and Exchange Commission (the “SEC”) recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and its definitions of “proven mineral reserves” and “probable mineral reserves” are “substantially similar” to the corresponding definitions under the CIM Standards. However, investors are cautioned that there are differences between the definitions under the United States Securities Exchange Act of 1934, as amended (the ‘U.S. Exchange Act’) and the CIM Standards definition. Accordingly, there is no assurance any mineral reserves or mineral resources that Denison may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Denison prepared the mineral reserve or mineral resource estimates under the standards adopted under the U.S. Exchange Act. For the above reasons, information contained in the MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Additionally, investors are cautioned that “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in limited circumstances. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. The term “resource” does not equate to the term “reserves”. Investors should not assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.